CORRESPONDENCE:

Dolgenos Newman & Cronin LLP

96 Spring Street, New York, N.Y. 10012
212-925-2800   Fax 212-925-0690

 October 23, 2009
VIA EDGAR and FEDERAL EXPRESS
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Division of Corporate Finance

Re:           Genterra Capital Inc.
Registration Statement on Form F-4
Filed August 20, 2009
File No.: 333-161460

Ladies and Gentlemen:

Enclosed is a copy of a Comment Letter from the Staff to Genterra Capital Inc., an Ontario corporation to be formed by the amalgamation of Consolidated Mercantile Incorporated and Genterra Inc., each an Ontario corporation, with respect to Registration Statement on Form F-4. The Company is providing herein responses to the comments and the supplemental information requested by the Staff, and will incorporate the Staff's comments in future filings.  For reference, we have numbered and cross referenced each comment in the Comment Letter to a similarly numbered item in this letter.

General

1.
After a review of certain No-action letters addressing rule 12g-3 of the securities Exchange Act of 1934, as amended, and discussions contained therein and the advice of the Staff responding thereto, as well as telephone conversations with members of the Staff concerning amalgamations, we are of the belief that GCI will be a successor issuer/registrant.

The Registration Statement on Form F-4 describes an amalgamation of Genterra and CMI under the provisions of the Ontario Business Corporations Act (the “Amalgamation”). Such an amalgamation results in a union of the amalgamating corporations which continue after the amalgamation as one. The continuing corporation (GCI) has the rights, is subject to the liabilities and owns the property of the amalgamating corporations, for the amalgamated corporation is not a new legal entity but a continuation of the amalgamating corporations. CMI has securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) . Genterra was an Exchange Act registrant until October 4, 2007 when it filed a Form 15F with regard to its securities that were registered under Section 12 of the Exchange Act.

Rule 12g-3(a) under the Exchange Act provides that, where in connection with a succession by merger, securities of an issuer that are not already registered under Section 12 of the Exchange Act (such as the GCI  Common Shares, Class A Preference Shares and Class B Preference Shares) are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) or 12(g) of the Exchange Act, then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, unless upon consummation of the succession such securities are exempt from registration other than by Rule 12g3-2, or all securities of such class are held of record by less than 300 persons.

A “succession” is defined in Rule 12b-2 as the direct acquisition of assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer. As GCI will acquire all the assets and liabilities of both Genterra and CMI in the amalgamation, we believe that GCI should be entitled to rely on Rule 12g-3 (a) under the Exchange Act to register the GCI Common Shares, Class A Preference Shares and Class B Preference Shares under the Exchange Act. The Division has taken a similar position with respect to Rules 12b-2 and 12g-3 in the context of transactions similar to the Amalgamation. See, e.g., Hungarian Telephone and Cable Corp. (available February 27, 2009); Weatherford International, (available June 25, 2002); Nabors Industries, Inc. and Nabors Industries Ltd., (available April 29, 2002); Reliant Energy, Incorporated, (available December 21, 2001); and NUI Corporation, (available December 22, 2000). The Divison has also taken a similar position on prior occasions where the predecessor issuer and the successor issuer both were foreign private issuers. See, e.g., Shire Pharmaceuticals Group PLC and Shire PLC, (available November 17, 2005).

If an issuer is deemed to have securities registered pursuant to Section 12 of the Exchange Act, Rule 12g-3(f) of the Exchange Act requires that such issuer file a report on Form 8-K with the SEC. indicating by which paragraph of Section 12 of the Exchange Act the securities of the successor issuer arc deemed registered. Shortly after the Merger, GCI will file a Form 6-K that indicates that the GCI Common Shares, Class A Preference Shares and Class B Preference Shares are deemed registered under Section 12(b) of the Exchange Act by operation of Rule 12g-3(a).

Rule 414 under the Securities Act provides that if an issuer has been succeeded by another issuer, the registration statement of the predecessor issuer will be deemed to be the registration statement of the successor issuer for the purpose of continuing the offering covered by such registration statement, provided that (i) immediately prior to the succession the successor issuer had at most nominal assets or liabilities; (ii) the succession was effected by a merger or similar succession pursuant to statutory provisions or the terms of the organic instruments under which the successor issuer acquired all of the assets and assumed all of the liabilities and obligations of the predecessor issuer; (iii) the succession was approved by security holders of the predecessor issuer at a meeting for which proxies were solicited pursuant to section 14(a) or information was furnished to security holders pursuant to section 14(c) of the Securities Exchange Act of 1934; and (iv) the successor files an amendment to the registration statement expressly adopting the registration statement as its own and the amendment has become effective.

In connection with the Amalgamation, three of the four principal requirements of Rule 414 were or will be satisfied: (i) prior to the amalgamation, GCI did not exist and therefore had no assets or liabilities; (ii) pursuant to the amalgamation, GCI will acquire all of the assets and assumed all of the liabilities of Genterra and CMI; and (iii) GCI will file a post-effective amendment to the effective registration statement on Form F-4 for the purpose of expressly adopting that registration statement as its own.

The principal requirement of Rule 414 not technically satisfied by the amalgamation is the requirement that the succession be approved by security holders pursuant to Section 14(a) of the Exchange Act, or that information be furnished to security holders pursuant to Section 14(c) of the Exchange Act. Although Rule 414 by its terms does not apply to foreign issuers that are exempt from the proxy rules, the Staff has allowed foreign private issuers to rely on Rule 414. See, e.g., The News Corporation Limited, (available November 3, 2004); Nortel Networks Corporation (available April 28, 2000); Reuters Holdings PLC and Reuters Group PLC (available February 17, 1998). The Staff in such cases has generally referenced the provision by such foreign private issuers to their shareholders of information under home country requirements similar to that required in a proxy statement complying with the requirements of Regulation 14A.

The foregoing formed the basis of our belief that GCI could proceed in the above described manner to become a registrant to the Registration Statement on Form F-4 and a reporting company.

2.	The requested disclosure has been included in this amendment on page [xx].

3.	The requested disclosure has been included in this amendment on page 9.

4.
It is intended that the U.S. prospectus will be provided only to holders that are U.S. persons based upon the lists of registered holders maintained by Computershare, the stock transfer agent for both CMI and Genterra. Non-U.S. persons will receive the Canadian proxy disclosure documents.

5.
Pursuant to Rule 405 of Regulation C, a foreign private issuer is defined as any foreign issuer, other than a foreign government except an issuer that has more than 50 percent of its outstanding voting securities, directly or indirectly owned of record by residents of the United States; and any of the following:

(A) The majority of the executive officers or directors are United States citizens or residents;

(B) More than 50 percent of the assets of the issuer are located in the United States; or

(C) The business of the issuer is administered principally in the United States.

Genterra is a Canadian, non-government issuer whose voting securities are owned of record by residents of the United States in the following percentages; Common Shares - 5.77% and Class B Shares - 7.11%. CMI is a foreign, non-government issuer whose voting securities are owned of record by residents of the United States in the following percentages: Common Shares - 21.53% and Class A  - 55.55%. Moreover, all of the executive officers and directors of each company are Canadian citizens and residents; more than 50% of each company’s assets are located in Canada; and the businesses of each company are administered principally in Canada. These characteristics will remain true for GCI after the amalgamation is effected. Accordingly, we respectfully believe that GCI will qualify as a foreign private issuer, entitled to use the forms and regulations designated for foreign private issuers.

6.
The meeting dates have not yet been determined because the review process of the F-4 is continuing. The registrant undertakes, before effectiveness to set the meeting dates and amend the F-4 appropriately. Moreover, the parties to the Amalgamation Agreement undertake to amend said agreement if it becomes apparent that the meetings cannot be held by December 31, 2009 because the F-4 will not be declared effective in a timely manner.

7.
CMI is subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934, and respectfully submits that none of the enumerated exceptions apply to either itself or any forward looking statements it has made. Accordingly, CMI believes that it is eligible to take advantage of the safe harbors for forward looking statements provided by the Private Securities Litigation Reform Act of 1995.

Cover Page of Prospectus, page 1

8.	The requested change has been made.

9.	It is anticipated that the securities will be listed on either the TSX or the Venture Exchange; no symbol has yet been decided. The requested disclosure has been included in this amendment.

10.	Schedule 5 has been included in this amendment.

11.	The requested change has been included in this amendment on page 2.

12.
Genterra and CMI are Canadian public companies. Accordingly, they file many documents which are legally required to be filed with the Canadian Securities Administrators on the System for Electronic Document Analysis and Retrieval (SEDAR). These filings may be viewed at www.sedar.com. This disclosure has been included in this amendment on page 2.

Currency Exchange Rates, page 9

13.	The requested disclosure has been updated in this amendment on page 9.

Risk Factors, page 10

14.	The requested disclosure has been included in this amendment on page 8.

15.	The requested disclosure has been included in this amendment beginning on page 10.

16.	The requested disclosure has been included in this amendment beginning on page 10.

17.	The disclosure has been revised in this amendment.

Description of CMI and its Businesses, page 13

18.	The requested disclosure has been included in this amendment on pages 14 & 49.

Genterra and CMI Shareholders Will Receive GCI Shares in the Amalgamation, page 41

19.
By their terms, the Genterra Class B Shares were convertible into Common Shares of Genterra only until July 15, 2008.  Thereafter, the Class B Shares were not convertible into any other security of Genterra.  Accordingly, the Class B Shares of GCI into which the Genterra Class B Shares will be exchanged pursuant to the Amalgamation will not carry any conversion right.

Conditions of the Amalgamation, page 14

20.	The Amalgamation Agreement does not provide for any termination fees; the requested disclosure has been included in this amendment on page 15.

Benefits of the Amalgamation, page 15

21.	The requested disclosure has been included in this amendment on page 16.

Fairness Opinion, page 15

22.	The exhibit filed as Exhibit 23.6 was filed in error and the proper Exhibit 23.6 is filed with this amendment.

23.
When both Boards of Directors initially contemplated the Amalgamation, they set up Independent Committee's of Directors to evaluate and recommend on the Amalgamation process. As part of their mandate, the Independent Committee's each engaged Independent Counsel and were tasked with selecting and engaging independent professional Valuators to prepare Formal Valuations for CMI and Genterra and for one of the professional Valuators to prepare a Fairness Opinion from a financial point of view of the terms of the Amalgamation.  The Independent Committee of CMI selected and engaged HJF Financial Inc. to prepare the CMI Formal Valuation. The Independent Committee of Genterra selected and engaged Corporate Valuation Services Limited to prepare the Genterra Formal Valuation. Corporate Valuation Services were also were also engaged to prepare the Fairness Opinion. Because of its substantial real estate portfolio, prior the preparation of the Genterra Formal Valuation, Integris Real Estate Counselors, Independent Property Appraisers, were engaged by Genterra to provide a Fair Market Valuation of Genterra's real estate properties. This Fair Market Property Valuation was then provided by Genterra to Corporate Valuation Services Inc. Draft Formal Valuations as at December 31, 2008 for CMI and Genterra were then prepared by HJF Financial Inc. and Corporate Valuation Services Limited respectively. These draft Valuations were reviewed by the members of the respective CMI and Genterra Independent Committees as well as their Independent Counsel. Once the draft valuations were approved by the respective Independent Committees, Corporate Valuation Services Limited utilized the CMI and Genterra December 31, 2008 Formal Valuations to finalize a draft Fairness Opinion as at that date. The draft Fairness Opinion was then circulated to the two Independent Boards for review. This too was reviewed by the Independent Counsel to the Independent Committees. Prior to the Fairness Opinion's final approval, a meeting of members of both Independent Committees, Counsel to the Corporation and Corporate Valuation Services was held to confirm the basis of the Amalgamation's relevant share exchange ratios.

Because of the time delay between the date of the December 31, 2008 Formal Valuations and the Fairness Opinion and the anticipated mailing date of the relevant documents to the CMI and Genterra Shareholders in anticipation of the CMI and Genterra Meetings, the respective Independent Committees engaged HJF Financial Inc. and Corporate Valuation Services Limited to prepare updates as at August 31, 2009 to the CMI and Genterra December 31, 2008 Formal Valuations. Corporation Valuation Services were also engaged to provide an update as at August 31, 2009 of the December 31, 2008 Fairness Opinion. In anticipation of the Genterra Formal Valuation Update, Integris Real Estate Counselors were engaged by Genterra to provide an up-to-date Fair Market Valuation of Genterra's five real estate properties. This up-to-date Fair Market Property Valuation was provided by Genterra to Corporate Valuation Services Inc. Draft updates as of August 31, 2009 to the Formal Valuations as at December 31, 2008 for CMI and Genterra were prepared by HJF Financial Inc. and Corporate Valuation Services Limited respectively. These draft Updates were reviewed by the members of the respective CMI and Genterra Independent Committees. Once the draft Updates were approved by the respective Independent Committees, Corporate Valuation Services Limited utilized the CMI and Genterra August 31, 2009 Updates to the December 31, 2008 Formal Valuations to finalize a draft update to the Fairness Opinion as at that date. The draft Update to the Fairness Opinion was then circulated to the two Independent Boards for review and approval.

Under separate cover we are providing copies of e-mail correspondence, board minutes and draft Fairness Opinion. We respectfully apologize for the limitations of this office’s technical capabilities necessitating the provision of paper copies.

24.
The requested disclosure has been included in this amendment beginning on page 35. Additionally, copies of each financial advisor’s qualifications considered by the independent committees are attached hereto as Schedule 24.

25.	Neither CVS or HJF Financial Inc. Will receive any compensation contingent upon the completion of the Amalgamation.

Recommendation of the Genterra Board of Directors, page 15

26.
All material information considered by CMI and Genterra's Boards has been included in the material to be made available to the Shareholders of CMI and Genterra in anticipation of the CMI and Genterra Meetings.

27.
A number of CMI and Genterra's Board of Directors members and Management are common to both Companies. In April 2008 Management of both Companies circulated to both Board's, Counsel for the Corporation and to the Auditors a memo setting out various information relating to the two Companies, the potential benefits of an amalgamation, as well as a Pro-forma Balance Sheet and Shareholdings based upon a potential merger thereof and requested that Board Meetings of the respective Companies be convened to consider the merits thereof. On April 24 2008 separate Board Meetings for both CMI and Genterra were held to consider the issue. At these Board meetings CMI and Genterra's Boards agreed with Management that the potential merger should be further considered and Independent Committee's of Directors to evaluate and recommend on the Amalgamation process were set up for both CMI and Genterra. The Independent Committees for both CMI and Genterra held their first meeting on that same day. As part of their mandate, the respective Independent Committee's each engaged Independent Counsel and were tasked with selecting and engaging independent professional Valuators to prepare Formal Valuations for CMI and Genterra and for one of the professional Valuators to prepare a Fairness Opinion from a financial point of view of the terms of the Amalgamation.

The Independent Committee of CMI selected and engaged HJF Financial Inc. to prepare the CMI Formal Valuation. The Independent Committee of Genterra selected and engaged Corporate Valuation Services Limited to prepare the Genterra Formal Valuation. Corporate Valuation Services were also were also engaged to prepare the Fairness Opinion. A draft Amalgamation was prepared and provided to the two Independent Committees of Directors. The draft Amalgamation Agreement was reviewed by each Independent Committee with each Independent Committees Counsel prior to finalization. Draft Formal Valuations as at December 31, 2008 for CMI and Genterra were then prepared by HJF Financial Inc. and Corporate Valuation Services Limited respectively. These draft Valuations were reviewed by the members of the respective CMI and Genterra Independent Committees as well as their Independent Counsel. Once the draft valuations were approved by the respective Independent Committees, Corporate Valuation Services Limited utilized the CMI and Genterra December 31, 2008 Formal Valuations to finalize a draft Fairness Opinion as at that date. The draft Fairness Opinion was then circulated to the two Independent Boards for review. This too was reviewed by the Independent Counsel to the Independent Committees. Prior to the Fairness Opinion's final approval, a meeting of members of both Independent Committees, Counsel to the Corporation and Corporate Valuation Services was held to confirm the basis of the Amalgamation's relevant share exchange ratios.

At a meeting of the Independent Committee of CMI held on March 5, 2009 the Amalgamation Agreement, Formal Valuation and Fairness Opinion were formally approved. At a follow up meeting of the CMI Board of Directors held on March 6, 2009 the CMI Board approved the execution of the Amalgamation Agreement and the issuance of a related Press Release as well as the filing of the appropriate documentation with the Regulatory Authorities.

At a meeting of the Independent Committee of Genterra held on March 6, 2009 the Amalgamation Agreement, Formal Valuation and Fairness Opinion were formally approved. At a follow up meeting of the Genterra Board of Directors held on March 6, 2009 the Genterra Board approved the execution of the Amalgamation Agreement and the issuance of a related Press Release as well as the filing of the appropriate documentation with the Regulatory Authorities.

The CMI and Genterra Boards held updates regarding the amalgamation process during their regularly scheduled Board Meetings.

Because of the time delay between the date of the December 31, 2008 Formal Valuations and the Fairness Opinion and the anticipated mailing date of the relevant documents to the CMI and Genterra Shareholders in anticipation of the CMI and Genterra Meetings, the respective Independent Committees engaged HJF Financial Inc. and Corporate Valuation Services Limited to prepare updates as at August 31, 2009 to the CMI and Genterra December 31, 2008 Formal Valuations. Corporation Valuation Services were also engaged to provide an update as at August 31, 2009 of the December 31, 2008 Fairness Opinion. In anticipation of the Genterra Formal Valuation Update, Integris Real Estate Counselors were engaged by Genterra to provide an up-to-date Fair Market Valuation of Genterra's five real estate properties. This up-to-date Fair Market Property Valuation was provided by Genterra to Corporate Valuation Services Inc. Draft updates as of August 31, 2009 to the Formal Valuations as at December 31, 2008 for CMI and Genterra were prepared by HJF Financial Inc. and Corporate Valuation Services Limited respectively. These draft Updates were reviewed by the members of the respective CMI and Genterra Independent Committees. Once the draft Updates were approved by the respective Independent Committees, Corporate Valuation Services Limited utilized the CMI and Genterra August 31, 2009 Updates to the December 31, 2008 Formal Valuations to finalize a draft update to the Fairness Opinion as at that date. The draft Update to the Fairness Opinion was then circulated to the two Independent Boards for review and approval.

The requested disclosure has been included in this amendment

Historical and pro forma per share data of GCI, Genterra and CMI, page 15

28.	The referenced disclosure has been included in this amendment.

29.           The following are the calculations used to arrive at the book value per share

JUNE 30, 2009
			Genterra		Consolidated
			Capital	Genterra Inc.	Mercantile
			Incorporated	Inc.	Incorporated

Book Value (Reconciled to US GAAP)			27,917,444	11,683,699	16,687,656

Less Preference Shares
	Number of	Redemption
	Shares	Amount
CMI Class A	315,544	0.44			(141,829)

Genterra Class B	26,274,918	0.05		(2,150,864)

CGI Class B	26,274,918	0.05	(2,150,864)

Book value available to Common Shareholders			25,766,580	9,532,835	16,545,827

Number of Common shares			10,367,243	19,339,211	5,076,407

Book Value per Common share			2.4854	0.4929	3.2594

DECEMBER 31, 2008
			Genterra		Consolidated
			Capital	Genterra Inc.	Mercantile
			Incorporated	Inc.	Incorporated

Book Value (Reconciled to US GAAP)			27,995,560	11,577,176	16,868,574

Less Preference Shares
	Number of	Redemption
	Shares	Amount
CMI Class A	315,544	0.44			(141,829)

Genterra Class B	26,274,918	0.05		(2,150,864)

CGI Class B	26,274,918	0.05	(2,150,864)

Book value available to Common Shareholders			25,844,696	9,426,312	16,726,745

Number of Common shares			10,367,243	19,339,211	5,076,407

Book Value per Common share			2.4929	0.4874	3.2950

Market Value of Genterra and CMI Prior to the Announcement, 16

30.	The requested disclosure has been included in this amendment on page 18.

Approvals Required for the Amalgamation, page21

31.	The requested disclosure has been included in this amendment in a table on page 23.

Description of GCI Securities, page 22

32.	The requested disclosure has been included in this amendment on page 24.

Outsider Report, Opinion or Appraisal, page 25

33.	The requested disclosure has been included in this amendment beginning on page 29.

Genterra Valuation Summary, page 25

34.	The requested valuation will be filed with this amendment on page 29.

CMI Valuation Summary

35.	The CMI Valuation has been updated to August 21, 2009 and has been included in this amendment.

Fairness Opinion, page 26

36.	The requested disclosure has been included in this amendment beginning on page 33.

37.	The requested disclosure has been included in this amendment beginning on page 33.

Pro Forma Financial Information for GCI (Amalco), page 30

38.	The pro forma information for the interim periods has been included in this amendment.

39.	The ownership of Genterra, CMI and GCI is as follows:

Mark Litwin and Risa Litwin-Shearer are the adult children of Fred A. Litwin. Accordingly Fred Litwin, Mark Litwin and Risa Litwin-Shearer are considered a family control group ("The Litwin Family").

The Litwin Family controls Consolidated Mercantile, Genterra and GCI. Therefore, by virtue of SFAS 141, the amalgamation must be accounted for as a reorganization of entities under common control.

If the Class B shares were to be converted, the Litwin Family Group would own 63.69% of Genterra and 61.10% of GCI.

All references to “pooling of interests accounting” have been revised to refer to “reorganization of entities under common control”

Note 4 - Pro forma share capital, page 37

40.	The requested disclosure has been added in the amendment to Note 4 Pro forma share capital.

Information Concerning CMI, page 38

Description of Business, page 38

41.	The requested disclosure has been included in this amendment on page 49.

Selected Financial Information, page 40

42.	The requested disclosure has been included in this amendment on page 51.

Nature of Trading Markets, page 43

43.	The requested disclosure has been included in this amendment on page 55.

Operating and Financial Review and Prospects, page 45

44.	The requested disclosure has been included in this amendment.

Results of Operations, page 45

45.	The requested disclosure has been included in this amendment with regard to December 2007 and December 2008 as well as for the quarter ended June 30, 2009.

Financial Statements - Consolidated Mercantile Incorporated (“CMI”)

46.	The interim financial statements have been included in the amendment.

Note 12: Summary of Differences Between Canadian and United States Accounting Principles, page 73

47.
The term "non-arms length acquisitions" is equivalent to "entities under common control"  Both the acquirer and the acquirees were controlled, directly or indirectly, by Fred A. Litwin and, therefore, are entities under common control .  SFAS 141 requires that the acquisition be accounted for using the pooling of interests method.  In the original purchase transaction under Canadian GAAP, there was an entry to Capital Stock for $226,500, being the portion of the purchase price that was satisfied by the issuance of common shares..  The equivalent entry under U.S. GAAP was $80.  This difference in the stated value of the common shares is a permanent difference in the stated value of the common shares.

The note has been adjusted to more clearly disclose the information

48.	The impact of each adjustment has been disclosed in the financial statements. The amounts have been calculated based on the criteria set out at the beginning of the note.

49.
Respectfully, we believe that a reconciliation is generally only included if the subtotals for the various categories (operating, financing, and investing) would change under US GAAP. The reconciling adjustments relate to non-cash items (unrealized gains and losses on investments, pooling of interests and presentation issues) and therefore , there are no differences in the subtotals for the various categories in the cash flow

Interim Period Ended March 31, 2009
Summary of Differences Between Canadian and United States Accounting Principles, page 98

50.	The March 31, 2009 financial statements have been replaced by June 30, 2009 financial statements. A reconciliation of these statements for June 30, 2009 and June 30, 2008 has been provided.

Information Concerning Genterra, page 100

Description of Business, page 101

51.	The requested disclosure has been included in this amendment on page 124.

52.	The requested disclosure has been included in this amendment on page 124.

53.	The requested disclosure has been included in this amendment on page 124.

54.	The requested disclosure has been included in this amendment on page 124.

55.	The requested disclosure has been included in this amendment on page 125.

56	Genterra trading symbol on the TSX Venture is GIC.V and on the pink sheets is GICJF.PK. The requested disclosure has been included in this amendment.

57 & 58.
The shares were trading on the “pink sheets” without support from the company. Genterra is consulting with its stock transfer company to determine the manner in which its shares are still traded in the United States.

59.	The requested disclosure has been included in this amendment.

Selected Financial Information - Genterra, page 105

60.	The requested disclosure has been included in this amendment.

Financial Statements - Genterra Inc.

Report of Independent Registered Public Accounting Firm, page 116

61.
Kraft Berger LLP were Genterra Auditors up to and including the September 30, 2007 Year End. Effective October 1, 2008 Kraft Berger LLP resigned as Genterra's Auditors at their own request and BDO Dunwoody LLP were appointed as their replacement. Accordingly the Genterra audited information included in the F-4 for the 2006 and 2007 years was audited by Kraft Berger LLP and the 2008 information was audited by BDO Dunwoody LLP. The Kraft Berger LLP Auditors’ Report has been reissued to clarify their involvement with Schedule XXVIII and is included with this amendment.

Note 15. Summary of Differences Between Canadian and United States Accounting Principles, page 136

62.
Respectfully, we believe that a reconciliation is generally only included if the subtotals for the various categories (operating, financing, and investing) would change under US GAAP. The reconciling adjustments relate to non-cash items (unrealized gains and losses on investments, pooling of interests and presentation issues) and therefore , there are no differences in the subtotals for the various categories in the cash flow.

63.
The Class B Preference shares are described as redeemable only.  The holder has no rights of retraction on these shares.  The Class B preference shareholders have no vote and therefore no representation on the Board of Directors.  There are no events which would require the Company to redeem these shares.  The requirements of  EITF D-98 and SFAS 150 would require these shares to be classified as permanent equity.

64.
Earnings per share have been calculated after deduction of the cumulative preference dividends on the Class A Preference shares.  The disclosure required by SAB Topic 6B has been included in this amendment.

Interim Period Ended March 31, 2009

Summary of Differences Between Canadian and United States Accounting Principles, page 98

65.	The requested disclosure has been included in this amendment.

Voting and Management Information, page 171

Directors and Officers of GCI, page 178

66.	The requested disclosure has been included in this amendment on page 205.

67.	The requested disclosure has been included in this amendment on page 205 & 206.

Management of GCI, page 178

68.	The requested disclosure has been included in this amendment on page 208.

69.	The requested disclosure has been included in this amendment on page 206.

Part III - Information Not Required in Prospectus, page 181

Undertakings, page 181

70.	The requested disclosures have been included in this amendment beginning on page 210.

Signatures, page 183

71.	The signature of the Principal Accounting Officer has been included in this amendment.

List of Exhibits, page 185

72.	We shall submit all exhibits as promptly as possible.

73.	A tax opinion has been included with this amendment as Exhibit 8.1

Exhibit 5.1

74.	The documents relied upon by Goldman, Spring, Kichler & Sanders LLP are as follows:

(i)           Certificates of Status dated August 13, 2009, in respect of each of Genterra and CMI, issued by the Ontario Ministry of Government Services pursuant to the Business Corporations Act (Ontario) (the "OBCA");
(ii)           the constating documents of each of Genterra and CMI;
(iii)           resolutions of the shareholders and directors of each of Genterra and CMI contained in the respective minute books of each of Genterra and CMI as at August 13, 2009;
(iv)           a certificate of an officer of Genterra dated August 13, 2009; and
(v)           a certificate of an officer of CMI dated August 13, 2009.

75.
Please note that the Ontario Business Corporations Act (the "OBCA") is referred to in the opinion only as the legal basis for (i) the issuance by the Ontario Ministry of Government Services of Certificates of Status dated August 13, 2009, in respect of each of Genterra and CMI, (ii) the filing of the requisite Articles of Amalgamation to give effect to the transaction, and (iii) the endorsement upon such Articles of a Certificate of Amalgamation.  The legal opinion does not attempt to create any "limitation" by the references therein to the OBCA.  The purpose of all such references is to identify the corporate statute pursuant to which a specific corporate transaction known as an "Amalgamation" is being effected by corporations which exist under and are governed by such corporate statue.  The OBCA is legislation enacted by the Government of the Province of Ontario, Canada, and provides for the making of regulations thereunder.  In defining and referring to the "OBCA", the opinion addresses the fact that the reference thereto includes the statute and the regulations made thereunder.  For purposes of the opinion, there is no need to speak to any judicial decisions relating to the OBCA (inclusive of the regulations thereunder), as such judicial decisions, if any, have no relevance to any of the matters addressed in the opinion.

Exhibit 23.8

76.	The valuation report has been amended to remove the limitation upon shareholders’ reliance. The amended report is filed with this amendment

In addition to revisions to the F-4 made in response to comments from the Staff, the Registrant has included an option plan (as Schedule 1A) which better complies with TSX requirements than the plan originally proposed (i.e. the existing Genterra Plan, which is a TSX Venture-type Plan). Furthermore, Canadian counsel has suggested amending the Amalgamation Agreement  to provide for the revised Option plan and that has been included as Exhibit 2.2.

Kindly contact the undersigned at (212) 925-2800 if you have any questions concerning the above.

Sincerely,

Dolgenos Newman & Cronin LLP

/s/ DOLGENOS NEWMAN & CRONIN LLP

By:	/s/ Dennis P. McConnell, Partner
cc:           Stan Abramowitz

SCHEDULE 24

Qualification and Experience of James Philip Catty, Principal Valuator of CVS
CAREER EXPERIENCE
President & Principal Valuator - Corporate Valuation Services Limited
February 1988 - Present
Since incorporation in 1988, CVS and its predecessor, Kruger Consultants Limited, has completed 471 valuation assignments, for an aggregate amount of CAN $2.9 billion; of those, 212 (45%) are related to organizations dependent on technology.

Services offered: Valuation Reports, Fairness Opinions, Business Plans, Contract Due Diligence and Reverse Takeovers
Partner, Kruger Consultants Limited, October 1979 - September 1989
Leveraged Buyout Fund Manager in charge of seventeen transactions; all were sold at a profit based on careful purchase valuations.  CVS was founded to offer the services of KCL's Valuation Group to the Mercantile Bank (now National Bank of Canada), which had funded many of the LBO's, and law firms.  Left when the fund was liquidated after ten years.

From September 1985 to June 1986, Jim Catty also acted under contract as Chief Financial Officer of Needham Harper of Canada Limited, an Advertising Agency.
Positions with NYSE and TSX members and listed firms included:
"           Director of Research, Mead & Company Limited, Toronto
"           Secretary-Treasurer (CFO) & Director, International Bond & Equity, a quoted venture capital company, and President of its Investment Counsel affiliate, Security Analysis Limited, Toronto
"           Director of Corporate Underwriting, Midland-Osler Securities, Toronto (later Merrill Lynch Canada)
o           Valued and managed financings for Trans Canada Pipelines, Inter City Gas (now Enbridge) and Greater Winnipeg Gas (now Enbridge)
"           Secretary-Treasurer, Watt & Watt Limited, Toronto
"           Security Analyst, Lehman Brothers, New York
"           Commodity Analyst, Bache & Company, Toronto and New York.
EDUCATION
Professional Designations
Chartered Accountant - Ontario                                                      1960
Chartered Financial Analyst - US                                                      1965
Chartered Business Valuator - Canada                                                                1977
Certified Public Accountant - Illinois                                                                1995
Certified Fraud Examiner - US                                                      1995
University of Oxford
Bachelor of Arts                                1957
Master of Arts                                1961

ACHIEVEMENTS
Created methodologies and models for valuations acceptable to the SEC, Ontario Securities Commission, all Canadian Stock Exchanges, NASDAQ and the London Stock Exchange.

"2002 Instructor of Great Distinction" Award, National Association of Certified Valuation Analysts, Salt Lake City, Utah.
PROFESSIONAL ASSOCIATION MEMBERSHIPS
"           American Institute of Certified Public Accountants
"           Canadian Institute of Chartered Accountants
"           Canadian Institute of Chartered Business Valuators
"           Canadian Society of Technical Analysts
"           CFA Institute
"           Computer Law Association
"           International Association of Consultants, Valuators and Analysts
    (Chairman 2006 - present)
"           Illinois CPA Society (Business Valuation Committee 1996-1998)
"           Institute of Chartered Accountants of Ontario
"           National Association of Certified Valuation Analysts
    (Ideas & Technology Committee 2000 - present)
"           Society of Certified Fraud Examiners
"           Society of Competitive Intelligence Professionals
"           The Institute of Business Appraisers
"           Toronto CFA Society
PROFESSIONAL DEVELOPMENT PRESENTATIONS
American Management Association
"Valuation of Companies"
Financial Management Courses, Toronto, ON                                                                           May 2001

"What Should One Pay for Growth?"
Financial Executives Forum, Toronto, ON                                                                           May 2000
Business Valuation Resources
"Making Financial Projections"
Thought Leader Series - Uses and Abuses of Management Projections                      August 2008
Lake Tahoe, Nevada
California CPA Education Foundation
"Valuation of Software and Internet Companies"
Los Angeles, CA, and San Jose CA                                                                                    September 1999
Canadian Bar Association
"The Impact of the Millennium Bug on Valuations"
Conference:  The Year 2000 Millennium Bug
Toronto and Ottawa                                                                                                                 October 1998

"The Impact of the Millennium Bug on Valuations"
Conference:  The Year 2000 Millennium Bug
Toronto, ON                                                                                                                               March 1998
Council for International Tax Education
"Valuing Intellectual Property and Online Business Activities"
Conference:  Emerging Issues in Online Entertainment & Interactive Gaming Operations
San Juan, Puerto Rico                                                                                                                November 2002
Federated Press
"Purchase Price Allocation"
7th Annual M&A Valuation for CFO's" Conference                                                          December 2008
Toronto, ON

"It's Hard to Predict, Especially about the Future"                                                              May 2008
Conference: Advanced Valuation
Toronto ON

"Valuing Systems & Software"                                                                                              March 2005
Conference:  M&A Valuation for CFO's
Toronto, ON

"Borrowing Against Intangible Assets"                                                                              March 2005
Conference:  3rd Annual Financing Corporate Growth
Toronto, ON

"Valuing Customers & Brands"                                                                                            February 2004
Conference:  Fifth Annual Valuations for CFO's
Toronto, ON

"Purchase Price Allocation"                                                                                                  September 2002
Conference:  M&A Valuations for CFO's
Toronto, ON

"Business Combinations & Goodwill"                                                                                April 2002
Conference:  Financial Reporting
Toronto, ON

"New Developments in Financial Reporting"                                                                     April 2001
Conference:  Analysing Corporate Earnings
Toronto, ON

"Valuing Knowledge Assets"                                                                                               January 2001
Conference: Business Valuation for CFO's
Toronto, ON

"The Economic Value Generated Approach"                                                                      October 1999
Conference:  Valuation Summit
Toronto, ON
Illinois CPA Society
"Intangible Assets"                                                                                                                 May 1997
Seminar:  Building Wealth
Chicago, IL

"Valuations outside North America"                                                                                    May 1996
Business Valuation Symposium
Chicago, IL
Insight
"Successful IPO's:  From Dream to Reality" Conference                                                  January 2000
Toronto, ON
"Impact of Convergence on Values"                                                                                    February 1996
Telecom, Cable & Broadcasting Summit
Toronto, ON
International Association Of Consultants Valuators and Analysts
"It's Hard to Predict, Especially About the Future"
2008 International Conference
Las Vegas, Nevada
International Network of Accountants and Auditors
"Purchase Price Allocation"
2008 Annual Meeting                                                                                                              November 2008
Istanbul, Turkey

"Valuing Intangible Assets"                                                                                                  May 2007
2007 Annual Meeting
Bejing, China
Industrial Technology Research Institute
"Valuing Intangible Assets"                                                                                                 October 2006
Taipei, Taiwan
NASDAQ International
"Increase in Value from a Public Market"                                                                           December 1993
Conference:  Going Public on the NASDAQ Exchange
Toronto, ON and Montreal, PQ
National Association Of Certified Valuation Analysts
Career Development Institutes
"Valuation of Intellectual Property"
Fort Lauderdale, FL                                                                                                                December 2005
Salt Lake City, U                                                                                                                     October 2005

"Update on the Sarbanes-Oxley Act and FASB
Statements 141, 142 and 144"
San Diego, CA                                                                                                                        December 2003
New Orleans, LA                                                                                                                    October 2003

"Business Valuations for SFAS 141, 142 and 144"
Phoenix, AZ                                                                                                                            October 2002
Toronto, ON                                                                                                                            August 2002

"Valuing Computer Software and Software Companies"
Las Vegas, NV                                                                                                                         December 2004
San Diego, CA                                                                                                                         December 2003
Phoenix AZ                                                                                                                              October 2002
New Orleans LA                                                                                                                      December 1999
Corpus Christi,                                                                                                                        November 1997

"Valuation of Distressed Companies"
San Diego, CA                                                                                                                         December 2003
National Conferences
"Business Combinations, Intangible Assets and Goodwill
Tenth Annual Business Valuation Conference
New York, NY                                                   May 2003

"The Impact of the Millennium Bug on Valuations"
'98 Annual Conference, Washington, DC                                                                           May 1998
The Institute of Business Appraisers
"Increasing the Value of a Business"
National Conference, Orlando, FL                                                                                        February 1999

"Valuation of Technology Firms"
National Conference, San Antonio, TX                                                                              February 1998

"Valuing Software Companies"
Annual Conference, San Antonio, TX                                                                               January 1998
River City Group
"Valuing Internet Gaming Enterprises"
MVPC Interactive Gaming Summit & Expo                                                                        May 2004
Toronto, ON
World Association of  Valuation Organisations
"Purchase Price Allocation"
3rd Annual Congress                                                         November 2008
Bucharest, Romania
PUBLISHED ARTICLES
Business Valuation
The Journal of Business Valuation
The Canadian Chartered Accountant
Regular Column in Shannon Pratt's Business Valuation Update

Qualifications and Experience of Harry Figov, President of HJF Financial Inc.

Harry Figov BSc MBA CA CPA CA*CBV CFA
EDUCATION:

1998           Chartered Business Valuator (CBV) - Canada
1998           Certified Public Accountant (CPA), USA
1998      Certified Financial Planner (CFP)
1993           Chartered Financial Analyst (CFA)
1984           Chartered Accountant  - Canada
1981           M.B.A. - University of Cape Town, South Africa
Majors in Finance, Financial Modeling and Marketing.
1980      Chartered Accountant (SA) - South Africa
1975           Bachelor of Science - Mathematics, Numerical Analysis and
Computation

EXPERIENCE:
2006 to Present
Wilfrid Laurier University - Waterloo, Ontario - Teach the following topics to students enrolled in the MBA program and CFA Program:
"           Investment Ethics and Professional Standards
"           Review of Level I of the CFA program.

2004 to Present
Goodman Institute of Investment Management, John Molson School of Business, Concordia University, Montreal, Canada - Part-time lecturer,
Teach the following topics to students enrolled in the MBA program and CFA Program:
"           Financial Statement Analysis and Derivative Investments
"           Review of Level III of the CFA program.

2001 to Present                                Jointly operate a preparatory valuation course for candidates writing the Membership Entrance Exam (MEE) of the Canadian Institute of Chartered Business Valuators (CICBV) to obtain the Chartered Business Valuator (CBV) designation

1995 to Present                                President - HJF Financial Inc.

HJF Financial Inc. -  Providing professional support in the areas of:
"           Qualified as an expert witness in Business Valuation in the Superior Court of Justice of Ontario and Court of Queen's Bench of Alberta;
"           Business valuations - valuation of technology, manufacturing, distribution and service companies.
"           Option valuation.
"           Litigation and Regulatory support - past and future income loss, personal injury, and economic loss.
"           Family law - divorce.
"           Purchase price allocation (PPA), goodwill impairment, transfer pricing.
"           Due diligence assignments - loss of profit business interruption insurance claims, surety financial statements, business acquisitions and divestitures, and option valuation.
"           Education services - on site and offsite financial educational courses for line management and staff.
"           Acquisition and divestiture consulting.

PROFESSIONAL MEMBERSHIPS:
Canadian Institute of Chartered Accountants
Institute of Chartered Accountants of Ontario
Illinois CPA Society
CFA Institute
Toronto CFA Society
Canadian Institute of Chartered Business Valuators
American Society of Appraisers - Candidate membership

EDUCATIONAL SERVICES
Providing educational services through preparatory courses for the following:

CFA - Chartered Financial Analyst (CFA) Levels I, II & III review courses courses

CBV - Preparatory courses for candidates writing the Membership Entrance
           Exam (MEE) to obtain the Chartered Business Valuator (CBV)
           designation granted by the Canadian Institute of Chartered Business
           Valuators (CICBV)

ADDITIONAL
Part-time lecturer, Goodman Institute of Investment Management, John Molson School of Business, Concordia University, Montreal, Canada.

Concordia University is a CFA Partner with the CFA Institute.

Served as Instructor for the Advanced Business & Securities Valuation Course, administered by Atkinson College, York University for the Canadian Institute of Chartered Business Valuators (CICBV)

2004 to 2006                      Montreal CFA  Institute - Taught Levels I, II, and III of CFA Review Program for Institute:

1995 to 1999                      Grader and marker for the Chartered Financial Analyst (CFA) Level III exam

1999 to 2000                      Grader and marker for the Chartered Business Valuator (CBV) Membership Entrance Exam (MEE)

Author of FIGOV NOTES, preparatory notes for CFA Levels I, II, and III candidates. (www.figovnotes.com)